Atlassian Announces Second Quarter Fiscal Year 2019 Results

Quarterly revenue of $299.0 million, up 39% year-over-year
Quarterly IFRS operating margin of (1%) and non-IFRS operating margin of 25%
Quarterly cash flow from operations of $130.4 million and free cash flow of $122.6 million

SAN FRANCISCO (January 17, 2019) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its second quarter of fiscal 2019 ended December 31, 2018 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com. All financial results and targets are based on the new revenue recognition standard IFRS 15, which the company adopted on July 1, 2018.

“The second quarter of fiscal 2019 capped off a fantastic 2018, as we eclipsed $1 billion in calendar year revenue for the first time,” said Scott Farquhar, Atlassian’s co-CEO and co-founder. “The quarter also highlighted the growing demand for Atlassian products to drive digital transformation in businesses large and small. Our flagship product, Jira Software, surpassed 65,000 customers, and we ended the quarter with more than 138,000 total customers, underscoring the growth opportunity for Jira just within our installed base.”

Second Quarter Fiscal Year 2019 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $299.0 million for the second quarter of fiscal 2019, up 39% from $214.6 million for the second quarter of fiscal 2018.

•
Operating Loss and Operating Margin: Operating loss was $3.2 million for the second quarter of fiscal 2019, compared with $13.0 million for the second quarter of fiscal 2018. Operating margin was (1%) for the second quarter of fiscal 2019, compared with (6%) for the second quarter of fiscal 2018.

•
Net Income/Loss and Net Income/Loss Per Diluted Share: Net income was $45.2 million for the second quarter of fiscal 2019, compared with a net loss of $64.2 million for the second quarter of fiscal 2018. Net income per diluted share was $0.18 for the second quarter of fiscal 2019, compared with a net loss per diluted share of $0.28 for the second quarter of fiscal 2018.

Net income for the second quarter of fiscal 2019 included a non-cash gain recorded in “other non-operating income” of $31.3 million, as a result of marking to fair value the exchange feature of Atlassian’s exchangeable senior notes and the related capped calls.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the second quarter of fiscal 2019 totaled $1.6 billion.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $74.8 million for the second quarter of fiscal 2019, compared with $46.7 million for the second quarter of fiscal 2018. Operating margin was 25% for the second quarter of fiscal 2019, compared with 22% for the second quarter of fiscal 2018.

•
Net Income and Net Income Per Diluted Share: Net income was $61.7 million for the second quarter of fiscal 2019, compared with $32.0 million for the second quarter of fiscal 2018. Net income per diluted share was $0.25 for the second quarter of fiscal 2019, compared with $0.13 per diluted share for the second quarter of fiscal 2018.

•
Free Cash Flow: Cash flow from operations for the second quarter of fiscal 2019 was $130.4 million, while capital expenditures totaled $7.8 million, resulting in free cash flow of $122.6 million, an increase of 81% year-over-year. Free cash flow margin for the second quarter of fiscal 2019 was 41%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the second quarter of fiscal 2019 with a total customer count, on an active subscription or maintenance agreement basis, of 138,235. Atlassian added 6,551 net new customers during the quarter; this number benefited from an increase of 1,396 customers as a result of our acquisition of Opsgenie during the quarter. Excluding Opsgenie, Atlassian added 5,155 net new customers during the quarter.

•
Opsgenie acquisition closing: On October 1, 2018, Atlassian closed its acquisition of Opsgenie, whose technology enables companies to better plan for and respond to IT service disruptions. When outages occur, Opsgenie’s technology quickly routes alerts to the appropriate IT teams, speeding diagnosis and resolution, and reducing downtime. The acquisition was valued at approximately $295 million, of which approximately $259 million was paid in cash and the remainder in Atlassian restricted shares subject to continued vesting provisions.

•
Acquisition of Butler for Trello: In December, Atlassian announced the acquisition of one of Trello’s most popular integrations, Butler for Trello, bringing the power of workplace automation to Trello boards. Trello will incorporate Butler’s automation technology to allow teams of all kinds, such as HR, marketing, and finance, to codify business processes. With Butler’s technology, Trello users can take tasks that might require multiple manual steps and automate them into one click.

•
Investor session at Atlassian Summit 2019 - April 10, 2019: Atlassian will hold its Summit user conference in Las Vegas for the first time, at the Mandalay Bay South Convention Center, from April 9-11, 2019. The company will host an Investor session at Summit 2019 on April 10. General information on Atlassian Summit 2019 can be found at https://www.atlassian.com/company/events/summit.

Financial Targets:
Atlassian is providing its financial targets for the third quarter and full fiscal year 2019. The company’s financial targets are as follows:

•	Third Quarter Fiscal Year 2019:

•	Total revenue is expected to be in the range of $303 million to $305 million.

•	Gross margin is expected to be approximately 82% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (10%) on an IFRS basis and approximately 17% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.14) on an IFRS basis, and net income per diluted share is expected to be approximately $0.18 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 238 million to 239 million shares when calculating diluted IFRS net loss per share and in the range of 248 million to 250 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2019:

•	Total revenue is expected to be in the range of $1,195 million to $1,199 million.

•	Gross margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be in the range of (6%) to (5.5%) on an IFRS basis and in the range of 20% to 20.5% on a non-IFRS basis.

•	Net loss per diluted share is expected to be in the range of ($1.07) to ($1.06) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.81 to $0.82 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 238 million to 240 million shares when calculating diluted IFRS net loss per share and in the range of 248 million to 250 million shares when calculating diluted non-IFRS net income per share.

•
Cash flow from operations is expected to be in the range of $410 million to $420 million and free cash flow is expected to be in the range of $370 million to $380 million, which includes capital expenditures that are expected to be approximately $40 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, January 17, 2019 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10127151). International callers, please dial 1-412-317-0088 (access code 10127151).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 138,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket and Jira Service Desk, at https://atlassian.com/.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Gabe Madway
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, anticipated benefits of the Opsgenie and Butler for Trello acquisitions, market expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation

•	Amortization of acquired intangible assets

•	Non-coupon impact related to exchangeable senior notes and capped calls:

◦	Amortization of notes discount and issuance costs

◦	Mark to fair value of the exchangeable senior notes exchange feature

◦	Mark to fair value of the related capped call transactions

•	The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
		*As Adjusted		*As Adjusted
Revenues:
Subscription	$152,500	$97,704	$286,565	$184,095
Maintenance	97,161	80,489	189,897	156,708
Perpetual license	25,778	21,444	47,617	40,892
Other	23,540	14,941	42,192	28,363
Total revenues	298,979	214,578	566,271	410,058
Cost of revenues (1) (2)	49,782	43,164	94,967	83,254
Gross profit	249,197	171,414	471,304	326,804
Operating expenses:
Research and development (1) (2)	131,364	101,324	255,744	196,186
Marketing and sales (1) (2)	68,950	44,519	121,212	89,611
General and administrative (1)	52,052	38,584	97,709	74,309
Total operating expenses	252,366	184,427	474,665	360,106
Operating loss	(3,169)	(13,013)	(3,361)	(33,302)
Other non-operating income (expense), net	32,592	(493)	(204,656)	(1,158)
Finance income	7,659	1,568	14,925	2,823
Finance costs	(10,019)	(7)	(19,921)	(16)
Income (loss) before income tax benefit (expense)	27,063	(11,945)	(213,013)	(31,653)
Income tax benefit (expense)	18,122	(52,264)	15,753	(44,026)
Net income (loss)	$45,185	$(64,209)	$(197,260)	$(75,679)
Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.19	$(0.28)	$(0.83)	$(0.33)
Diluted	$0.18	$(0.28)	$(0.83)	$(0.33)
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	237,740	230,208	236,979	229,182
Diluted	247,255	230,208	236,979	229,182
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
Cost of revenues	$3,766	$3,180	$7,285	$6,172
Research and development	32,976	27,020	59,822	52,991
Marketing and sales	9,850	6,136	17,611	12,345
General and administrative	13,912	9,015	24,166	17,968
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
Cost of revenues	$7,060	$5,294	$12,411	$10,587
Research and development	21	—	21	—
Marketing and sales	10,368	9,023	19,356	18,045
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	December 31, 2018	June 30, 2018
		*As Adjusted
Assets
Current assets:
Cash and cash equivalents	$1,340,589	$1,410,339
Short-term investments	303,772	323,134
Trade receivables	71,207	46,141
Current tax receivables	1,423	12,622
Prepaid expenses and other current assets	47,741	29,795
Total current assets	1,764,732	1,822,031
Non-current assets:
Property and equipment, net	63,716	51,656
Deferred tax assets	81,055	59,220
Goodwill	506,121	311,943
Intangible assets, net	120,942	63,577
Other non-current assets	188,378	113,401
Total non-current assets	960,212	599,797
Total assets	$2,724,944	$2,421,828
Liabilities
Current liabilities:
Trade and other payables	$119,831	$113,105
Current tax liabilities	1,664	172
Provisions	7,504	7,215
Deferred revenue	383,776	324,394
Total current liabilities	512,775	444,886
Non-current liabilities:
Deferred tax liabilities	32,976	12,160
Provisions	4,326	4,363
Deferred revenue	33,056	18,477
Exchangeable senior notes, net	836,403	819,637
Other non-current liabilities	485,660	214,985
Total non-current liabilities	1,392,421	1,069,622
Total liabilities	1,905,196	1,514,508
Equity
Share capital	23,844	23,531
Share premium	456,404	454,766
Other capital reserves	665,934	557,100
Other components of equity	(1,158)	(61)
Accumulated deficit	(325,276)	(128,016)
Total equity	819,748	907,320
Total liabilities and equity	$2,724,944	$2,421,828
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
		*As Adjusted		*As Adjusted
Operating activities
Income (loss) before income tax benefit (expense)	$27,063	$(11,945)	$(213,013)	$(31,653)
Adjustments to reconcile income (loss) before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	20,685	20,990	38,100	41,570
Gain on sale of investments and other assets	(2,357)	(16)	(2,347)	(32)
Net unrealized gain on investments	(47)	—	(47)	—
Net unrealized foreign currency loss (gain)	530	(142)	108	(162)
Share-based payment expense	60,504	45,351	108,884	89,476
Net unrealized (gain) loss on exchange derivative and capped call transactions	(31,348)	—	205,005	—
Amortization of debt discount and issuance cost	8,433	—	16,766	—
Interest income	(7,545)	(1,568)	(14,811)	(2,823)
Interest expense	1,585	—	3,155	—
Changes in assets and liabilities:
Trade receivables	(17,769)	(4,668)	(23,140)	(8,387)
Prepaid expenses and other assets	(18,885)	(3,023)	(17,207)	(328)
Trade and other payables, provisions and other non-current liabilities	32,252	5,105	17,974	6,258
Deferred revenue	51,097	21,653	72,745	42,894
Interest received	6,981	1,361	13,721	2,791
(Income tax paid) tax refunds received, net	(743)	(770)	9,472	(2,027)
Net cash provided by operating activities	130,436	72,328	215,365	137,577
Investing activities
Business combinations, net of cash acquired	(263,554)	—	(263,554)	—
Purchases of intangible assets	—	—	(850)	—
Purchases of property and equipment	(7,807)	(4,550)	(18,523)	(7,114)
Proceeds from sales of property, equipment and intangible assets	3,000	—	3,721	—
Purchases of investments	(129,948)	(124,787)	(194,389)	(227,128)
Proceeds from maturities of investments	93,581	31,119	185,914	81,887
Proceeds from sales of investments	151	32,674	5,672	82,058
Increase in restricted cash	(552)	(3,009)	(552)	(3,141)
Net cash used in investing activities	(305,129)	(68,553)	(282,561)	(73,438)
Financing activities
Proceeds from exercise of share options	707	1,278	1,704	2,155
Payment of exchangeable senior notes issuance costs	—	—	(410)	—
Interest paid	(3,194)	—	(3,194)	—
Net cash (used in) provided by financing activities	(2,487)	1,278	(1,900)	2,155
Effect of exchange rate changes on cash and cash equivalents	(11)	(19)	(654)	191
Net (decrease) increase in cash and cash equivalents	(177,191)	5,034	(69,750)	66,485
Cash and cash equivalents at beginning of period	1,517,780	305,871	1,410,339	244,420
Cash and cash equivalents at end of period	$1,340,589	$310,905	$1,340,589	$310,905
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
		*As Adjusted		*As Adjusted
Gross profit
IFRS gross profit	$249,197	$171,414	$471,304	$326,804
Plus: Share-based payment expense	3,766	3,180	7,285	6,172
Plus: Amortization of acquired intangible assets	7,060	5,294	12,411	10,587
Non-IFRS gross profit	$260,023	$179,888	$491,000	$343,563
Operating income
IFRS operating loss	$(3,169)	$(13,013)	$(3,361)	$(33,302)
Plus: Share-based payment expense	60,504	45,351	108,884	89,476
Plus: Amortization of acquired intangible assets	17,449	14,317	31,788	28,632
Non-IFRS operating income	$74,784	$46,655	$137,311	$84,806
Net income
IFRS net income (loss)	$45,185	$(64,209)	$(197,260)	$(75,679)
Plus: Share-based payment expense	60,504	45,351	108,884	89,476
Plus: Amortization of acquired intangible assets	17,449	14,317	31,788	28,632
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(22,915)	—	221,771	—
Less: Income tax effects and adjustments	(38,528)	36,564	(54,262)	22,062
Non-IFRS net income	$61,695	$32,023	$110,921	$64,491
Net income per share
IFRS net income (loss) per share - diluted	$0.18	$(0.28)	$(0.83)	$(0.33)
Plus: Share-based payment expense	0.24	0.20	0.47	0.39
Plus: Amortization of acquired intangible assets	0.07	0.06	0.13	0.12
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(0.08)	—	0.90	—
Less: Income tax effects and adjustments	(0.16)	0.15	(0.22)	0.09
Non-IFRS net income per share - diluted	$0.25	$0.13	$0.45	$0.27
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	247,255	230,208	236,979	229,182
Plus: Dilution from share options and RSUs (1)	—	13,170	10,066	13,124
Weighted-average shares used in computing diluted non-IFRS net income per share	247,255	243,378	247,045	242,306
Free cash flow
IFRS net cash provided by operating activities	$130,436	$72,328	$215,365	$137,577
Less: Capital expenditures	(7,807)	(4,550)	(18,523)	(7,114)
Free cash flow	$122,629	$67,778	$196,842	$130,463
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended December 31, 2017 and the six months ended December 31, 2018 and 2017 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending March 31, 2019	Fiscal Year Ending June 30, 2019
Revenue	$303 million to $305 million	$1,195 million to $1,199 million

IFRS gross margin	82%	83%
Plus: Share-based payment expense	2	1
Plus: Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	86%	86%

IFRS operating margin	(10%)	(6%) to (5.5%)
Plus: Share-based payment expense	23	21
Plus: Amortization of acquired intangible assets	4	5
Non-IFRS operating margin	17%	20% to 20.5%

IFRS net loss per share - diluted	($0.14)	($1.07) to ($1.06)
Plus: Share-based payment expense	0.29	1.01
Plus: Amortization of acquired intangible assets	0.05	0.22
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.03	0.97
Less: Income tax effects and adjustments	(0.05)	(0.32)
Non-IFRS net income per share - diluted	$0.18	$0.81 to $0.82

Weighted-average shares used in computing diluted IFRS net loss per share	238 million to 239 million	238 million to 240 million
Dilution from share options and RSUs (1)	10 million to 11 million	10 million
Weighted-average shares used in computing diluted non-IFRS net income per share	248 million to 250 million	248 million to 250 million

IFRS net cash provided by operating activities		$410 million to $420 million
Less: Capital expenditures		(40 million)
Free cash flow		$370 million to $380 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2019 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive.